NORTHERN TRUST CORPORATION
   50 South La Salle Street
   Chicago, Illinois  60675
   (312) 630-6000

   [NORTHERN TRUST LOGO]



                                                     July 9, 2008


   Mr. Gregory Dundas
   Staff Attorney
   Division of Corporation Finance
   U.S. Securities and Exchange Commission
   Mail Stop 4561
   100 F Street, N.E.
   Washington, D.C.  20549

             RE:  NORTHERN TRUST CORPORATION
                  FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 10, 2008 FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008 FILE NO. 000-05965
                  -------------------------------------------------------

   Dear Mr. Dundas:

        We have reviewed the comment letter of the staff of the Securities and Exchange Commission (the "Commission") dated June 9, 2008 relating to the above-referenced filings of Northern Trust Corporation (the "Corporation"). The following are the Corporation's responses to the Commission staff's comments. For convenience, the Commission staff's comments are reproduced in bold typeface, and the Corporation's responses are set forth below each comment in regular typeface.

   FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
   -----------------------------------------------------
   ITEM 1A   RISK FACTORS, PAGE 25
   -------------------------------

   1. IN FUTURE FILINGS, PLEASE REVISE YOUR RISK FACTORS SECTION IN ITS ENTIRETY TO CONFORM TO THE INSTRUCTIONS IN ITEM 1A OF FORM 10-K. EACH MATERIAL RISK SHOULD BE INDIVIDUALLY DISCUSSED WITH A SEPARATE SUBHEADING THAT ADEQUATELY DESCRIBES THE RISK. REFER TO
        ITEM 503(c) OF REGULATION S-K.

        RESPONSE:
        --------

        We have given a good deal of thought and attention to Item 1A since Form 10-K was amended to require disclosure of risk factors. The disclosure is especially challenging for a financial holding




   [NORTHERN TRUST LOGO]

   Mr. Gregory Dundas
   U.S. Securities and Exchange Commission
   Division of Corporation Finance
   July 9, 2008
   Page 2


   company, which confronts a number of risks that are common to all financial institutions but not ones that "could apply to any issuer or any offering" and therefore be excluded under Item 503(c). We did not want to omit disclosure of these shared risks, but we were concerned that a format that discussed each one individually would be so long and repetitive that an investor would not see the forest for the trees.

        We concluded that organizing the discussion of risk factors by category would best help us meet the requirement that the discussion "be concise and organized logically," and would also allow us to use for each set of risks "a subcaption that adequately describes the risk." The eleven headings and risk groupings thus generally reflect the categories of risk that the Corporation uses in managing risk and its banking regulators use in evaluating its risk management. We continue to believe that, given the Corporation's business, this is a useful way to organize the discussion and one that complies with Item 503(c). We closely monitor the disclosures of our key financial institution peers on this point, and we have observed substantial and even modestly increasing use of this approach.

        Within that framework, however, we will in the future consider how the description and disclosure of specific risks can be made more focused. In particular, we will where appropriate subdivide some of the categories into paragraphs or bullet points, each covering a specific risk within the category and introduced by a declarative sentence setting forth the risk. We will also continue to monitor peer disclosure and Commission guidance on this point.

   FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
   -----------------------------------------------------
   FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008
   -------------------------------------------------------

   EXHIBITS 31(i) AND 31(ii)
   -------------------------
   SECTION 302 CERTIFICATIONS
   --------------------------




   [NORTHERN TRUST LOGO]

   Mr. Gregory Dundas
   U.S. Securities and Exchange Commission
   Division of Corporation Finance
   July 9, 2008
   Page 3


   2. WE NOTE THAT THE IDENTIFICATION OF THE CERTIFYING INDIVIDUALS AT THE BEGINNING OF THE CERTIFICATIONS REQUIRED BY EXCHANGE ACT RULE 13a-14(a) ALSO INCLUDES THE TITLE OF THE CERTIFYING INDIVIDUALS. IN FUTURE FILINGS, THE IDENTIFICATION OF THE CERTIFYING INDIVIDUALS AT THE BEGINNING OF THE CERTIFICATIONS SHOULD BE REVISED SO AS TO BE IN THE EXACT FORM AS SET FORTH IN ITEM 601(b)(31) OF REGULATION S-K AND SHOULD NOT INCLUDE TITLES.

        RESPONSE:
        --------

        In the future, the first line of each Section 302 certification filed with our Exchange Act reports will identify the certifying individual by name only.

   DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 10, 2008
   ---------------------------------------------------------------

   ANNUAL CASH INCENTIVES, PAGE 24
   -------------------------------

   3. WE NOTE THAT THE COMPANY GRANTED ANNUAL CASH INCENTIVES TO ITS NAMED EXECUTIVE OFFICERS BASED ON THE PERFORMANCE MEASURES AND OTHER FACTORS DESCRIBED ON PAGE 26. IN FUTURE FILINGS, PLEASE REVISE YOUR DISCUSSION TO CLARIFY HOW THE COMMITTEE DETERMINED SPECIFIC AWARD AMOUNTS BASED ON THE VARIOUS MEASURES AND FACTORS LISTED ON PAGE 26. WE ALSO NOTE THE DISCLOSURE ON PAGE 25 THAT THE ANNUAL CASH INCENTIVE GUIDELINE RANGE FOR THE COMPANY'S CHAIRMAN AND CHIEF EXECUTIVE OFFICER WAS 0 TO 3 TIMES BASE SALARY IN 2007 AND THAT ALL ACTUAL AWARDS MADE TO NAMED EXECUTIVE OFFICERS WERE WITHIN THE GUIDELINE REFERENCE RANGE. ON PAGE 26, HOWEVER, YOU STATE THAT THE ANNUAL CASH INCENTIVE AWARDED TO THE CHIEF EXECUTIVE OFFICER WAS APPROXIMATELY 3.9 TIMES HIS BASE SALARY. IN FUTURE FILINGS, PLEASE HIGHLIGHT FOR INVESTORS THE FACT THAT AN AWARD HAS BEEN MADE OUTSIDE OF A GUIDELINE REFERENCE RANGE AND DISCUSS THE REASONS FOR SUCH DEVIATION. REFER TO ITEM 402(b)(2)(vi) OF REGULATION S-K.




   [NORTHERN TRUST LOGO]

   Mr. Gregory Dundas
   U.S. Securities and Exchange Commission
   Division of Corporation Finance
   July 9, 2008
   Page 4


        RESPONSE:
        --------

        As disclosed on page 25, "annual cash incentives actually awarded to the named executive officers are not tied to any specific formula. Rather, the Committee exercises its discretion to grant annual cash incentives based on an overall assessment of how individual executive officers and the Corporation itself performed in the prior fiscal year." Among the elements that the Committee considers are the performance measures and other factors listed on page 26.

        We are mindful of the Commission's directive that "[t]he Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies and decisions for individual named executive officers where appropriate." In 2007, all of the named executive officers, other than Mr. Osborn, received cash incentives at approximately the same level (1.3 times base salary), based on the factors listed on page 26, and Mr. Osborn received an award at a higher level for the additional reasons set forth on page 36. In future filings, we will clarify and, where appropriate, expand the disclosure of key factors considered by the Committee in making individual decisions regarding cash incentives and, where the policy or decisions for a named executive officer are materially different from those for other named executive officers, discuss his or her cash incentive award separately.

        As the Commission staff observed, the statement on page 25 that "all actual awards made to named executive officers were within the peer-based guideline reference range" is incorrect as to Mr. Osborn, and we regret the error. Although all awards were below the maximum levels permitted under the stockholder-approved Management Performance Plan, Mr. Osborn's award exceeded the peer-based guideline reference range. The reasons for that deviation are identified under "CEO Compensation" on page 36, but we acknowledge there is no reference on pages 25-26 to the discussion on page 36. In future filings, we will highlight any award made outside of a guideline reference range and discuss the reasons for the deviation in greater detail than we did in the 2008 Proxy Statement.

   4. WE NOTE THAT THE COMMITTEE ELECTED TO USE OPERATING EARNINGS, A NON-GAAP FINANCIAL MEASURE, AS A BASIS FOR IMPLEMENTING CERTAIN OF THE PERFORMANCE MEASURES LISTED ON PAGE 26. IN FUTURE FILINGS, PLEASE PROVIDE DISCLOSURE AS TO HOW NON-GAAP FINANCIAL MEASURES ARE CALCULATED FROM YOUR AUDITED FINANCIAL STATEMENTS. REFER TO INSTRUCTION 5 TO ITEM 402(b) OF REGULATION S-K.




   [NORTHERN TRUST LOGO]

   Mr. Gregory Dundas
   U.S. Securities and Exchange Commission
   Division of Corporation Finance
   July 9, 2008
   Page 5


        RESPONSE:
        --------

        As discussed in the last paragraph on page 24, operating earnings differs from net income, as reflected in the audited financial statements, in that operating earnings does not include $150 million of pre-tax Visa indemnification charges, which reduced net income by $94.2 million, or $.42 per diluted share. We show this calculation in greater detail on page 4 of our Financial Annual Report to Stockholders for the fiscal year ended December 31, 2007, which report also contains the audited financial statements. In future Proxy Statements, we will add similar disclosure reconciling the calculation of any non-GAAP financial measure that is used to the audited financial statements.

   EQUITY COMPENSATION, PAGE 27
   ----------------------------

   5. WE NOTE ON PAGE 29 THAT THE COMMITTEE SETS THE ACTUAL AMOUNT OF TOTAL EQUITY COMPENSATION FOR EACH NAMED EXECUTIVE OFFICER AS A DISCRETIONARY ADJUSTMENT AGAINST PEER GROUP BASED GUIDELINES. IN FUTURE FILINGS, PLEASE INCLUDE A DISCUSSION OF WHETHER SUCH DISCRETION WAS UTILIZED IN A GIVEN YEAR, AND IF SO, STATE THE REASONS BEHIND EACH SUCH ADJUSTMENT. REFER TO ITEM 402(b)(2)(vi) OF REGULATION S-K.

        RESPONSE:
        --------

        The Committee makes its determinations regarding equity compensation much in the same way as it determines annual cash incentives. The Committee starts with a guideline range, which it uses as an initial point of reference. It then awards a greater or lesser amount to each named executive officer based on "its discretionary assessment of the named executive officer's performance, the CEO's recommendation and equity awards granted in the prior two years. The Committee undertakes this exercise of discretion in the context of the Committee's focus on total compensation and, accordingly, takes into consideration the base salary adjustment, the annual cash incentive, and the other equity awards granted to the named executive officer." (2008 Proxy Statement, page 29.)

        This comment raises, with respect to equity compensation, substantially the same issue as comment 3 raises with respect to cash incentives, and our response is similar. We believe that the discussion in the 2008 Proxy Statement makes it clear that, under the




   [NORTHERN TRUST LOGO]

   Mr. Gregory Dundas
   U.S. Securities and Exchange Commission
   Division of Corporation Finance
   July 9, 2008
   Page 6


   Corporation's equity compensation program, discretion is always utilized. In exercising its discretion in 2007, the Committee considered the factors identified on page 30 and, for Mr. Osborn, the additional factors on page 36. In future filings, we will describe in greater detail all the key factors considered by the Committee in making equity awards, and, where the equity compensation policy or decisions for a named executive officer are materially different from those for other named executive officers, we will discuss that officer's award separately.

   RETIREMENT BENEFITS, PAGE 30
   ----------------------------

   6. WE NOTE ON PAGE 31 THAT THE COMPANY TARGETS AGGREGATE RETIREMENT BENEFITS AT APPROXIMATELY THE MEDIAN LEVEL OF CERTAIN PEER GROUP COMPANIES. IF THIS PARTICULAR PEER GROUP OF COMPANIES IS DIFFERENT FROM THE PEER GROUP LISTED ON PAGES 20 AND 21, PLEASE LIST SUCH RETIREMENT BENEFITS PEER GROUP IN FUTURE FILINGS. REFER TO ITEM 402(b)(2)(xiv) OF REGULATION S-K.

        RESPONSE:
        --------

        The peer group used for purposes of determining retirement benefits is larger than the peer group used in designing the overall executive compensation program. In future filings, we will identify the companies comprising each peer group.

                               *  *  *  *  *

        As requested by the Commission staff's letter, the Corporation acknowledges that:

        * the Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

        * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

        * the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




   [NORTHERN TRUST LOGO]

   Mr. Gregory Dundas
   U.S. Securities and Exchange Commission
   Division of Corporation Finance
   July 9, 2008
   Page 7


        If you have any questions regarding this letter, please call either of the undersigned at (312) 557-8265 (for Mr. Welsh) or (312) 444-3538 (for Mr. Moen).


                                           Very truly yours,

                                           /s/ Kelly R. Welsh
                                           ----------------------------
                                           Kelly R. Welsh
                                           Executive Vice President and
                                           General Counsel



                                           /s/ Timothy P. Moen
                                           ----------------------------
                                           Timothy P. Moen
                                           Executive Vice President
                                           Human Resources and
                                           Administration